UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

FREEDOM 1, INC.
(Exact name of registrant as specified in its charter)

000-52117
(Commission file number)

Delaware	20-5153331
(State of incorporation)	(I.R.S. Employer Identification No.)

2 Bridge Avenue
Red Bank, New Jersey 07701
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number: (732) 530-9007

FREEDOM 1, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

FREEDOM 1, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record as of December 12, 2006, of the outstanding shares of common stock, $0.0001 par value (the “Common Stock”) of Freedom 1, Inc., a Delaware corporation (“Freedom 1” or the “Company”), in connection with the transfer of certain shares of common stock of the Company pursuant to an Agreement by and between the Company and Impact Medical Solutions, Inc., a Nevada corporation (“Impact”), to be entered into by the parties (the “Agreement”). This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

Upon the closing of the transactions contemplated by the Agreement, the Company will, to the extent permitted by applicable law, secure the resignation of, or remove, all the existing directors of the Company so as to enable George Angelidis, Wayne Cockburn, Donald Paterson and Stephen Schectman to be appointed as directors of the Company. Each of the existing directors has indicated his intent to resign on the closing date of the Merger, which the parties intend to consummate on or around December 27, 2006 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

CHANGE IN CONTROL TRANSACTION

In December 2006, the Company and Impact executed a letter of intent pursuant to which the parties are currently engaged in advanced negotiations to enter into a definitive agreement relating to the Agreement. Pursuant to the Agreement, Impact will purchase 1 share of common stock of the Company at a purchase price of $1.00 per share and the Company will thereafter become a wholly owned subsidiary of Impact (“Acquisition”). Immediately after the acquisition, Impact will perform a short form parent-subsidiary merger whereby Impact (the parent company) will be merged with and into the Company (the wholly owned subsidiary) and the Company shall be the surviving entity (the “Merger”). If the Merger is consummated, the Company will issue an aggregate of 15,653,465 of its authorized and unissued shares of Common Stock, in connection with the conversion of and exchange for all of the issued and outstanding shares of capital stock of Impact, so that immediately after such issuance the former shareholders of Impact will own 100% of the Company’s outstanding shares of Common Stock.

As a condition precedent to the Acquisition, we intend to redeem 100,000 shares of our Common Stock from our current shareholder for an aggregate price of $1.00, and after the Closing Date we will issue 200,000 shares of Common Stock to our current shareholder.

On the Closing Date, the existing directors of the Company will resign, and George Angelidis, Wayne Cockburn, Donald Paterson and Stephen Schectman will be appointed as directors of the Company.

VOTING SECURITIES

The Company’s Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders. Each share of Common Stock entitles the holder thereof to one vote. As of December 12, 2006, there were 100,000 shares of the Company’s Common Stock outstanding.

CURRENT DIRECTORS AND OFFICERS

Name	Age	Position	Term

Virginia K. Sourlis	42	President and Director	June 2006 through present

Virginia K. Sourlis, the founder and owner of The Sourlis Law Firm, a boutique securities law firm located in the heart of Red Bank, New Jersey. Her firm represents several brokerage firms and SEC and state registered investment advisors. Her firm represents numerous private and publicly traded companies that are located throughout the world, in all stages of their development, from start-up to being a publicly traded company.

Virginia’s law firm handles Rule 504, 505 and 506 private placements, Underwritten Public Offerings (also direct and shelf), Regulation A Offerings, Traditional Initial Public Offerings, Reverse Mergers, Rule 15c2-11 Pink Sheet (and unsolicited quote) and OTCBB applications, Regulation of formal/informal disclosure requirements, 1933 and 1934 Act Registration Statements (i.e. Form SB-2, Form 10SB), compliance with NASD Rules and Regulations, NASD audits, SEC audits, Rule 144/144A transactions and legal opinions, Sarbanes Oxley Act compliance, Blue Sky law compliance, Proxy Statements and Information Statements, Form 10-Ks, Form 10-Qs, Form 8-Ks, Forms 3, 4, & 5, and Forms 13G & 13D, and counsel and advise companies regarding general securities and corporate/business legal matters.

Virginia K. Sourlis, Esq. studied at Oxford University, England, graduated from Stanford University, California and received her MBA and JD from Villanova University, Pennsylvania. Virginia serves as an arbitrator and chairperson for the National Association of Securities Dealers, Inc. (“NASD”) and New York Stock Exchange (“NYSE”), and is a Director of the Eastern Monmouth Area Chamber of Commerce, and a member of the New Jersey Bar Association, Monmouth Bar Association, ACCA, ABA and NJCCA.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any current director, executive officer, promoter or control person of the Company during the past five years.

Audit, Nominating and Compensation Committees

Our current Board of Directors does not have standing audit, nominating or compensation committees. Currently, we have only one director, no operations and only limited resources. Instead, the functions that might be delegated to such committees have been carried out by our director, to the extent required. Our current Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances. However, if the Merger is consummated, we anticipate that our Board of Directors will seek qualified independent directors to serve on the Board and ultimately form standing audit, nominating and compensation committees.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the period from June 27, 2006 (inception) to September 30, 2006 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

NEW DIRECTORS AND OFFICERS

The following table sets forth the respective names, ages and positions of our anticipated directors and executive officers on a forward-looking basis assuming the Merger is consummated, as well as the year that each of them commenced serving as a director with Impact, if applicable. All of the directors identified below would be elected to the Board of Directors immediately after the consummation of the Merger, and their terms would run until our annual meeting of stockholders in 2007.

Name and Anticipated Position	Age	Impact Director Since

Wayne Cockburn President, CEO, Chief Financial Officer and a Director	50	September 2003

Alan Goldman, MD Vice President, Clinical and Medical Affairs	60	-

Steeve Asselin Vice President, Research and Development	44	-

George Angelidis Director	61	September 2003

Donald Paterson	74	September 2003
Director and Chairman of the Board

Stephen Schectman	57	January 2004
Director

Management Biographies

Wayne Cockburn - CEO, Director: Mr. Cockburn joined IMS in September 2003. Prior to Impact, Mr. Cockburn was President at MPR Health Systems from January 2002 until September 2003 and Executive Vice President from January 2000 until January 2002. From January 1995 to December 1999, Mr. Cockburn was Vice President, Business Development for Lorus Therapeutics, a public biotechnology company. Mr. Cockburn’s background includes strategic planning, corporate finance, corporate partnering, corporate governance and mergers and acquisitions. Mr. Cockburn has served on the board of directors of several private and public companies. Mr. Cockburn currently serves on the board of directors of MPR Health Systems, Inc.

Alan Goldman, M.D. - Vice President, Clinical and Medical Affairs: Dr. Goldman joined Impact in September 2003. Prior to joining IMPACT, Dr. Goldman was a practicing Board Certified neurologist for 27 years and an Associate Clinical Professor of Neurology at the University of California (Irvine). Through his practice, Dr. Goldman attained extensive experience with work-related injuries. He served as a neurology consultant to numerous insurers and served for four years on the Medical Advisory Board of Blue Cross. Dr. Goldman serves as an expert witness in Workers’ Compensation and general liability litigation matters and was recently appointed as a Medical Panel Chairperson for the State of Utah Labor Commission. His Workers Compensation appointments include Independent Medical Examiner for the State of California in 1990, Qualified Medical Evaluator, State of California in 1991 and Agreed Medical Evaluator, State of California in 1992. Dr. Goldman is also a member of the American Academy of Neurology, the California Medical Association, the Utah Medical Association and a Past-President of the Orange County Neurological Society.

At Impact, Dr. Goldman is responsible for all the clinical and medical affairs of the Company. In addition to being a key member of the management team, Dr. Goldman also serves as Chairman of the Company's Medical Advisory Board.

Steeve Asselin - Vice President, Research and Development: Prior to joining Impact in September 2003, Mr. Asselin was the Director of the Biomechanics Lab at HealthSouth Inc. from September 2000 to December 2002. Mr. Asselin was responsible for the development of the Biomechanics Lab at HealthSouth to enhance and support the clinical programs and services of the company. From May 1994 until September 1999, Mr. Asselin was Research Coordinator at Spinex Medical Technologies. From February 1992 until March 1994, Mr. Asselin was Director, Clinical and Spinoscopy Affairs with a physician group in Boston, Mass. Prior to that, Mr. Asselin was a Research Assistant at Spinex Medical Technologies from September 1989 until February 1992. Mr. Asselin is coauthor of six scientific publications dealing with back injuries and back function and author and/or coauthor of approximately 30 scientific abstracts.

Board of Directors

George D. Angelidis - President and CEO, Hospital Network, Inc.

Mr. Angelidis has been the President of Hospital Network, Inc., a partnership initially consisting of 6 Michigan-based hospitals, since 1998. Since that time Mr. Angelidis has expanded Hospital Network to 17 hospitals by adding 11 new hospital members and structuring a new entity, Hospital Network Healthcare Services L.L.C. He is directly responsible for the company's mobile MRI, bone density and TUMT services, mobile Occupational Wellness, and Medical Waste Disinfection programs. Additionally, the Network is providing medical record scanning and archiving, a regional PACs archiving service, and a member Telehealth service. Mr. Angelidis also manages three affiliated ventures for the fifteen healthcare partners.

Prior to joining Hospital Network, Mr. Angelidis spent eighteen years with Eastman Kodak Company where his most recent position was Senior Technical Sales Representative for the Health Sciences Division. Mr. Angelidis spent time with Picker International in Cleveland, Ohio as their Regional Sales Manager, Manager Group Accounts and Zone Sales Manager and was responsible for over five hundred million dollars in annual sales.

Prior to Picker International, Mr. Angelidis was Vice President of Sales and Manager at King’s Medical in Hudson, Ohio where he gained experience in capital equipment programs. Once introduced to mobile services Mr. Angelidis spent five years with Medical Consultants Imaging, Co. located in Cleveland as Vice President of Sales, Marketing and Business Development. Medical Consultants Imaging Co. was the first joint venture partner of Hospital Network in 1986.

Donald W. Paterson - President, Cavandale Corporation

Since May 1986, Mr. Paterson has been President of Cavandale Corporation, a company principally engaged in providing strategic corporate consulting to emerging growth companies within the technology and healthcare industries. Prior to founding Cavandale Corporation, Mr. Paterson was a Director and Vice-President of Wood Gundy Inc., a Canadian investment bank, from Jan. 1982 to Sep. 1988 where he was directly involved in leading the firm’s activities in financing Canadian and international high technology companies. Mr. Paterson currently serves on the board of directors of Angoss Software Corp., EFOS Corp., Lorus Therapeutics Inc., Homeservice Technologies Inc., Inc., NewGrowth Corp., Telepanel Systems Inc., Utility Corp. and Impatica Inc.

Stephen Schectman, Ph.D. - Healthcare Consultant

Mr. Schectman joined Impact on January 1, 2004. Immediately prior to joining IMPACT, Mr. Schectman was a partner in NewHealth Solutions Group, a healthcare consulting firm. From June 1996 until February 2003, Mr. Schectman was Senior Director, Health Care Strategy Unit at Schering-Plough, and Vice-President, Business Development, Schering MyHealth Solutions, Inc. Mr. Schectman’s experience includes positions of Senior Management Associate of JRB Associates, Inc., Director, Washington Office for IMPACT Americas Ltd., President, Alpha 1 Biomedicals, Inc., President, Research Data Corporation, President & CEO, Large Scale Biology Corporation, Executive Vice President & Founder, the Encore Group, Consultant for Medco Containment Services, Inc., and Managing Partner for Hudson Bio Capital, Inc. He has served on the board of directors of several private and public companies.

Mr. Schectman holds a BS in Biology and General Science from Randolph-Macon College, a Doctor of Philosophy in Physiological Psychology from the University of Tennessee, and a Special Research Fellowship at Georgetown University of Medicine, Department of Medical Physiology.

DIRECTOR AND OFFICER COMPENSATION

The Company paid no cash compensation to its current President or any other executive officers for services rendered during the fiscal year ended December 31, 2005.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation	All Other Compensation
Name and Principal Position	Year	Salary	Bonus

Virginia K. Sourlis, President and Director	2005 2004 2003	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-

Director Compensation

The Company currently does not pay any cash fees to directors, but we pay directors' expenses in attending board meetings. During the year ended December 31, 2005 no director expenses were reimbursed.

Employment Agreements

As of the date of this Information Statement, the Company was not a party to any employment agreements.

Impact has no employment agreements with its officers. Impact does not have a 401(k) plan and no other retirement, pension, or profit sharing plans exist.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of December 12, 2006

The following table sets forth, as of December 12, 2006, certain information concerning the beneficial ownership of Common Stock by (i) each person known by the company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 100,000 shares of Common Stock outstanding. Unless otherwise specified, the address of each of the directors and executive officers listed below is c/o Freedom 1, Inc., The Galleria, 2 Bridge Avenue, Red Bank, New Jersey 07701.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares Owned

Getting You There, LLC(1)	100,000	100.00%

1 director and executive officer as a group (1 person)	100,000	100.00%

(1) Virginia K. Sourlis, is the sole owner of Getting You There, LLC.

Anticipated Beneficial Ownership Information after the Consummation of the Merger

The following table sets forth certain information concerning the beneficial ownership of Common Stock by (i) each person known by the Company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 15,653,465 shares of Common Stock outstanding. Except as otherwise listed below, the address of each person is c/o Impact Medical Solutions, Inc., 17011 Beach Boulevard, Suite 900, Huntington Beach California 92647.

The following information is presented on a forward-looking basis assuming the consummation of the Merger.

	Amount and Nature of Beneficial Ownership
	Number	Percent of Outstanding Shares
Wayne Cockburn 23 Valley Trail Newmarket, Ontario Canada L3Y 4V8	9,060,200(1)(2)	57.9%

MPR Health Systems, Inc. 23 Valley Trail Newmarket, Ontario Canada L3Y 4V8	8,000,000(1)	51.1%

Steeve Asselin 930, rue de Calais Mont-Saint-Hilaire Quebec Canada J3H 4R1	412,200(3)	---

Alan Goldman 9 Sun Ridge Court Park City, Utah 84060	511,200(4)	---

George Angelidis 6212 American Avenue Portage, MI 49002	380,000(5)	0.6%

Donald Paterson 24 Elgin Avenue Toronto, Ont. Canada M5R 1G6	8,410,000(6)(7)	53.7%

Stephen Schectman 609 West South Orange Avenue Unit 4D South Orange, New Jersey 07079	915,000(8)	---

Elisa Vespa 1075 Old Mohawk Road Ancaster Ontario Canada L9G 3K9	900,000	5.7%

All Officers and Directors as a Group (6 people)	12,588,600	66.8%

(1)
Includes 8,000,000 shares held by MPR Health Systems, Inc.; Mr. Cockburn may be deemed to share voting and investment power with respect to these shares by virtue of being a director and the chief executive officer of that corporation.

(2)	Includes 1,060,200 shares of common stock issuable upon the exercise of an option at $0.25 per share.

(3)	Includes 412,200 shares of common stock issuable upon the exercise of an option at $0.25 per share.

(4)	Includes 511,200 shares of common stock issuable upon the exercise of an option at $0.25 per share.

(5)	Includes 280,000 shares of common stock issuable upon the exercise of an option at $0.25 per share.

(6)
Includes 8,000,000 shares held by MPR Health Systems, Inc.; Mr. Paterson may be deemed to share voting and investment power with respect to these shares by virtue of being a director of that corporation.

(7)
Includes 100,000 shares of common stock and 310,000 shares of common stock issuable upon the exercise of an option at $0.25 per share held by Cavandale Corporation. Mr. Paterson is President and sole owner of Cavandale Corporation.

(8)	Includes 915,000 shares of common stock issuable upon the exercise of an option at $0.25 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed.

Dated: December 13, 2006

By Order of the Board of Directors

Freedom 1, Inc.

By: /s/ Virginia K. Sourlis
Virginia K. Sourlis, President